NO ACT

PE
12-21-11

12025181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Sharon L. Burr
Dominion Resources Services, Inc.
Sharon.L.Burr@dom.com

Act:	1934
Section:	
Rule:	14a-8
Public Availability:	1-26-12

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2011

Dear Ms. Burr:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Dominion by Ruth McElroy Amundsen. We also received a letter from the proponent on January 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Ruth McElroy Amundsen
*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2011

The proposal requests that Dominion publish a report assessing the economic and environmental benefits for the Commonwealth of Virginia of Dominion developing electrical generation equivalent to 15% of Dominion's sales from wind and solar power facilities within the Commonwealth of Virginia and coastal waters by 2025.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ruth McElroy Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
shareholderproposals@sec.gov

Re: Response to Dominion Resources Inc. Proposal to Exclude Shareholder Proposal

Ladies and Gentlemen:

I am the shareholder who submitted the proposal on wind and solar power that Dominion Resources has stated in its letter of December 21, 2011 its intention to omit from their proxy, based on "substantial implementation", and I hereby submit the following comments urging you to reject Dominion Resources' proposal since it has not been "substantially implemented" as the company claims. Below is the text of the relevant resolved clause of the resolution:

> **RESOLVED:** Shareholders request that Dominion Resources publish a report, at reasonable cost and omitting proprietary information, by February, 2013 assessing the economic and environmental benefits for the Commonwealth of Virginia of the company developing electrical generation equivalent to 15% of Dominion Virginia Power's sales from wind and solar power facilities within the Commonwealth of Virginia and coastal waters by 2025.

In order to assess the question of substantial implementation, one must examine the key elements of the resolved clause. Although the Company has has produced a publicly available report, it fails to attempt to develop or assess a program for wind and solar power that addresses the 15% goal within the state and coastal waters of Virginia. Also, the report fails to address the economic and environmental benefits of taking such an action. Thus while the company correctly notes that it has produced publicly available reports, it is quite clear that those reports do not substantially address wind and solar within the State of Virginia at the scale contemplated (15% by 2025) nor provide details about the economic and environmental benefits involved.

Dominion first claims that its reports to the State Corporation Commission on progress to comply with the voluntary Renewable Portfolio Standard (RPS) are sufficient. The proposal however, does not seek a report on renewable energy in general, but rather on wind and solar power with in the Commonwealth of Virginia and coastal waters. In contrast and contrary to the thrust of the proposal, the technologies available to comply with the RPS include: "energy derived from sunlight, wind, falling water, biomass, sustainable or otherwise (the definitions of which shall be liberally construed), energy from waste, municipal solid waste, wave motion, tides, and geothermal power...". This is further reinforced by the very report Dominion references. In Exhibit 1 (attached) Dominion articulates their compliance plan through 2025, which does not include wind in the state and projects less than 0.04% of Dominion's generation from solar energy. This is clearly not a report that contains an evaluation of the economic and environmental impacts of 15% of generation coming from wind and solar in any form.

The so-called renewable technologies selected by the Company are not considered by many to be as environmentally sustainable. The emphasis on biomass and hydro power are, in the belief of the proponent, polluting and environmentally destructive/disruptive technologies and therefore are not in any sense equivalent "renewable" or "sustainable" solutions to the state's energy needs. Therefore, a report that emphasizes those solutions is in no way responsive to the thrust of the proposal. Dominion, in fact, is apparently using these older energy solutions such as biomass (wood) from generation projects that were put in service long before the RPS, and Dominion is then able to spend less than $2 million on renewable energy credits in order to garner $76 million in credits for meeting the RPS. Not only is Dominion going slow on solar, it is blocking others from generating solar power in Virginia. A Staunton-based solar company called Secure Futures attempted to put solar installations on university campuses. But Dominion sent the company "cease and desist" letters, claiming it can't legally sell solar power to Washington and Lee University within Dominion's exclusive service territory under Virginia law[1]. Similarly, Dominion recently instituted a standby fee of up to $60 per month for mid-size solar installations, even though there is only one in existence currently in Virginia.

The only other report Dominion refers to is its 2011 Integrated Resource Plan, specifically Chapter 5. Once again, the references to wind and solar are extremely limited, and the only reference to economic or environmental benefits deal with a 4 MW solar project. In sum, Dominion has issued publicly available reports, but nothing that comes close to meeting the substantial implementation standard as would be appropriate to omit this shareholder proposal from the proxy.

Therefore, I urge you to reject the Company's no action request. Please feel free to phone or e-mail me with any further questions.

Sincerely,

Ruth M. Amundsen

Ruth McElroy Amundsen
*** FISMA & OMB Memorandum M-07-16 ***

Cc: Sharon L. Burr
Deputy General Counsel
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219
Sharon.L. Burr@dom.com

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[1] http://www.washingtonpost.com/opinions/dominion-powers-wind-and-solar-facade/2011/12/29/gIQAB1d8QP_story.html

ANNUAL REPORT TO THE SCC ON RENEWABLE ENERGY - EXHIBIT 1
DOMINION VIRGINIA POWER
RENEWABLE ENERGY PORTFOLIO STANDARD PROGRAM
VIRGINIA GOALS

TOTAL ELECTRIC ENERGY SOLD IN THE BASE YEAR

Total Electric Energy Sold to Virginia Jurisdictional Retail Customers in 2007	64,621,534 MWh
Less Three-year Average (2004-2006) Nuclear Generation	21,302,866 MWh
Total Electric Energy Sold in the Base Year	43,318,668 MWh

RENEWABLE ENERGY PORTFOLIO STANDARD GOALS

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Percent	4%	4%	4%	4%	4%	4%	7%	7%	7%	7%	7%	7%	12%	12%	12%	15%
Goal (MWh)	1,732,746	1,732,746	1,732,746	1,732,746	1,732,746	1,732,746	3,032,305	3,032,305	3,032,305	3,032,305	3,032,305	3,032,305	5,198,238	5,198,238	5,198,238	6,497,797

RENEWABLE ENERGY PORTFOLIO STANDARD PROGRAM[1]

	2010 [2]	2011 [2]	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Generation Resources (MWh)																
Small Hydro	9,937	4,786	14,059	14,059	14,059	14,059	14,059	14,059	14,059	14,059	14,059	14,059	14,059	14,059	14,059	14,059
Large Hydro	543,998	345,232	450,886	450,886	450,886	450,886	450,886	450,886	450,886	450,886	450,886	450,886	450,886	450,886	450,886	450,886
Biomass	338,915	331,782	400,056	247,305	256,442	278,815	308,471	377,693	458,844	445,718	483,772	472,009	456,816	460,611	466,709	[illegible]
VCHEC Co-Fire[3]	0	0	0	187,868	145,510	152,825	171,540	214,791	204,315	213,394	350,914	362,944	[illegible]	352,228	350,835	[illegible]
Biomass Conversions-New Build	0	0	0	291,876	887,358	987,554	985,480	994,141	983,795	986,058	985,448	[illegible]	979,118	966,411	962,043	[illegible]
Solar-New Build[4]	0	0	0	0	2,718	10,343	10,366	10,343	10,343	10,343	10,366	10,343	10,343	10,343	10,366	10,343
NUGS	618,697	650,700	651,466	531,327	418,809	272,589	167,174	167,542	167,542	167,542	167,974	167,974	167,974	20,858	9,119	9,119
Total	1,511,547	1,332,460	1,516,469	1,713,823	2,276,781	2,166,649	2,105,757	2,219,464	2,276,785	2,297,900	2,333,420	2,386,008	2,322,988	2,170,288	2,162,104	2,179,100
Total Renewable Resources (MWh)	3,057,491	[5] 3,004,455	[5] 1,516,469	1,713,622	2,276,781	2,166,649	2,106,757	2,219,454	2,278,785	2,297,900	2,333,420	2,386,008	2,322,988	2,170,288	2,162,104	2,179,100
VA Bank, Balance Beginning of Year	0	1,324,742	2,596,452	2,380,175	2,361,052	2,904,087	3,337,990	2,411,442	1,598,591	843,070	108,685	0	0	0	0	0
Target (MWh)	1,732,746	1,732,746	1,732,746	1,732,746	1,732,746	1,732,746	3,032,305	3,032,305	3,032,305	3,032,305	3,032,305	3,032,305	5,198,238	5,198,238	5,198,238	6,497,797
Net Position (MWh)	1,324,742	2,596,452	2,380,175	2,361,052	2,904,087	3,337,990	2,411,442	1,598,591	843,070	108,685	(590,220)	(676,297)	(2,875,248)	(3,027,978)	(3,036,134)	(4,318,697)

NOTES: 1 - Based on Strategist forecast used for the 2011 VA IRP and 12/5/2010 Virginia Jurisdictional allocation of DOM load of 80.70%
2 - 2010 is actual and 2011 includes actuals through 6/30/2011 and projections through year-end
3 - VA City Hybrid (VCHEC) starts at 6% applicable for 2013 to 2015, increasing 1% per year beginning April 1, 2016 and reaching 10% by April 1, 2020 and thereafter
4 - Solar generation reflects double credit of generation as allowed by statute; however, if the solar energy is optimized in the future, it will only count as one credit
5 - Total Renewable Resources includes Company and allowable NUG generated renewable energy, REC purchases and REC Optimization

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

December 21, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal
Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Dominion Resources, Inc. (the "Company"), we respectfully request pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the staff concur with the Company's view that, for the reasons stated below, a shareholder proposal and supporting statement ("Proposal") submitted to the Company by Ruth Amundsen (the "Proponent") may properly be excluded from the Company's proxy materials to be distributed in connection with its 2012 annual meeting of shareholders. A copy of correspondence dated November 21, 2011 to the Company from the Proponent setting forth the Proposal (the "Proposal Letter") is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 proxy materials with the Commission; and

- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the

Commission or the staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB14D.

As described in detail below, the Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

Exclusion under Rule 14a-8(i)(10)

The Proposal reads as follows:

> **RESOLVED:** Shareholders request that Dominion Resources publish a report, at reasonable cost and omitting proprietary information, by February, 2013 assessing the economic and environmental benefits for the Commonwealth of Virginia of the company developing electrical generation equivalent to 15% of Dominion Virginia Power's sales from wind and solar power facilities within the Commonwealth of Virginia and coastal waters by 2025.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. SEC Release No. 34-40018 at n. 30 (May 21, 1998).

The staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. *See, e.g., Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). *See also, Hewlett-Packard Company* (December 11, 2007); *Anheuser-Busch Cos., Inc.* (January 17, 2007); and *Bristol-Myers Squibb Co.* (March 9, 2006).

The Company believes that it may exclude the Proposal because the Company has already substantially implemented the essential objective of the Proposal. The Proponent is requesting a report assessing the economic and environmental benefits for the Commonwealth of Virginia of the company developing electrical generation equivalent to 15% of Dominion Virginia Power's sales from wind and solar power facilities within the Commonwealth of Virginia and coastal waters by 2025. As discussed below, this information is included in annual reports of the Company that are publicly available to shareholders.

Fostering the development of renewable energy is one of the Company's priorities. Renewable energy is an important part of the Company's plan to meet the ever-growing need for electricity in its Virginia and North Carolina service territories. The Proposal mimics the Renewable Portfolio Standard ("RPS") program already passed by the Virginia General Assembly and made part of the Code of Virginia, in which the Company is participating ("RPS Program"). This is true both with respect to the goal – electrical generation equivalent to 15% of Virginia Electric and Power Company's sales from wind and solar power facilities within the Commonwealth of Virginia and coastal waters by 2025[1] – and, more direct to the Proposal itself, in terms of the related reporting requirement suggested in the Proposal.[2] The Company already submits such a report to the Virginia State Corporation Commission ("VSCC") as part of its RPS Program each year pursuant to § 56-585.2 H of the Code of Virginia ("Va. Code"). The Company's "Annual Report to the State Corporation Commission on Renewable Energy" ("Annual RPS Report") is mandated by statute as part of the Company's participation in the RPS Program, and is a comprehensive report on its RPS Program compliance and the Company's progress on advancing renewable energy in Virginia.

Va. Code § 56-585.2 H states:

> Each investor-owned incumbent electric utility shall report to the Commission annually by November 1 on (i) its efforts, if any, to meet the RPS Goals, (ii) its overall generation of renewable energy, and (iii) advances in renewable generation technology that affect activities described in clauses (i) and (ii).

The Annual RPS Report includes sections that address the plans for the Company in advancing renewable energy in Virginia, which are substantially the same as the goals addressed in the Proposal. Economic and environmental benefits are addressed as part of this comprehensive report provided directly to the SCC, the chief regulatory body for utilities operating in Virginia. The Company's most recent Annual RPS Report was submitted on November 1, 2011. The Company's 2009 and 2010 Annual RPS Report are available to the public at http://www.scc.virginia.gov on the SCC's Division of Economics and Finance's page on Renewable Energy Portfolio Standards (http://www.scc.virginia.gov/eaf/renew.aspx), as are references to certain Company regulatory dockets addressing renewable energy issues before the

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[1] Va. Code § 56-585.2 ("Sale of electricity from renewable sources through a renewable energy portfolio standard program").

[2] Va. Code § 56-585.2 H.

SCC. The Company's most recent Annual RPS Report (2011) is also available on the Company's website at http://www.dom.com/about/stations/renewable/index.jsp.

Section II of the Annual RPS Report is directed at efforts by the Company to meet the Virginia RPS Goals, including a discussion of the statutory directives related to the Company's RPS Program. Section II also outlines the Company's RPS Program and how the Company plans to meet the RPS Goals by addressing specific renewable generation facilities (from existing, proposed, non-utility generators, the purchase of renewable energy certificates ("RECs") and from future new renewable energy sources). This analysis includes modeling that addresses the economics of the Company's participation in the RPS Program and the treatment of RECs. Section III addresses overall generation of renewable energy, including further discussion of the Company's plans to meet the RPS Program goals. It also details the Company's Renewable Energy Program or "Green Tariff." Section IV directly addresses the Company's study of advances in renewable generation technology, with subsections on solar, offshore wind, and waste-to-energy.

In addition, the Company is required to file an integrated resource plan ("IRP") pursuant to § 56-599 of the Va. Code and VSCC guidelines issued on December 31, 2008. Its most recent report was filed on September 1, 2011 ("2011 Plan" or "Plan") and is publicly available through the SCC website at http://www.scc.virginia.gov. The relevant regulatory docket is VSCC Case No. PUE-2011-00092, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2011 Plan is also available on the Company's website at http://www.dom.com/about/integrated-resource-planning.jsp. Updates to the 2011 Plan are required to be filed by September 1, 2012, and a new Plan is required to be submitted by September 1, 2013. This reporting cycle continues perpetually.

The Company's objective in developing the 2011 Plan was to identify the mix of resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future regulations. The 2011 Plan also commits to and provides its IRP analysis with the RPS goal of 15 percent of energy sales, measured against the base year of 2007, being derived from renewable resources by 2025, matching the outlines of the Proposal. Similar to the Annual RPS Report, but in more detail and based on in-depth economic modeling through Strategist (a computer modeling tool), the Company's IRP submissions to the VSCC address and take into consideration the economics, related transmission planning, commodity price assumptions, and RPS requirements, as applicable to the Company's overall integrated resource planning process.[3] Chapter 5 of the Company's 2011 Plan addressed future resources, including sections on onshore wind, offshore wind, solar PV and alternative energy resources and technology, as well as demand-side options.

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[3] See, e.g., 2011 IRP at Section 4.3 ("Renewable Energy Requirements") and Subsection 4.3.1 ("Virginia RPS Plan").

The staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to what the proponents were requesting. In *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The staff allowed the proposal to be excluded in reliance of Rule 14a-8(i)(10). *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corporation* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (requesting report on how company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

Accordingly, because the Company has substantially implemented the Proposal, the Company believes that it may properly exclude the Proposal from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(10). The Company respectfully requests that the staff confirm that it will not recommend enforcement if the Company so excludes the Proposal.

Conclusion

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2171, or at Sharon.L.Burr@dom.com.

Sincerely,

Sharon L. Burr

Sharon L. Burr
Deputy General Counsel

Enclosures

cc: Ms. Ruth Amundsen

EXHIBIT A

Ruth McElroy Amundsen

FISMA & OMB Memorandum M-07-16

RECEIVED
NOV 23 2011
By______

November 21, 2011

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Enclosed please find a shareholder resolution I hereby submit for inclusion in the proxy statement for the 2012 shareholders' meeting.

I am a current shareholder in Dominion Resources, with 1060 shares. I have held more than $2,000 of shares in Dominion Resources continuously for more than one year prior to the filing of this shareholder proposal, and intend to continue holding said shares at least through the 2012 shareholder meeting. Verification of ownership will be sent separately by my financial advisor, Davenport & Co.

I would be happy to discuss this proposal via email or phone.

Thank you for your time and attention. Please contact me with any questions.

Sincerely,

Ruth McElroy Amundsen

Ruth McElroy Amundsen

WHEREAS: Dominion Virginia Power is the largest vertically integrated energy company in the Commonwealth of Virginia providing a full array of energy-related operations and services, such as the generation, transmission, distribution and marketing of electricity.

In 2007 Virginia enacted a voluntary renewable energy portfolio goal to achieve the equivalent of 15% of its 2007 non-nuclear electric sales from renewable energy technologies by the year 2025. In 2009 the Commonwealth expanded the goal by allowing investor-owned utilities such as Dominion Virginia Power to recover costs to achieve that goal and earn an increased rate of return on those investments. Electric generation from onshore wind and solar receive a double credit toward the goal and offshore wind receives a triple credit.[1]

To date within Virginia, Dominion Virginia Power has only used hydro and biomass projects in order to achieve the renewable energy portfolio goal.[2] The hydro projects were built decades ago and using them for compliance with the renewable energy portfolio goal does not provide any additional benefits to residents of the state. The public health and environmental damages of burning biomass can be much worse than wind, solar, and other renewable energy options that Dominion Virginia Power could utilize, destroying forests and producing costly pollution.[3]

By contrast investment by wind and solar in the Commonwealth of Virginia would have numerous public health, environmental, and economic benefits for the state. The Virginia Coastal Energy Research Consortium has calculated that if Virginia's investor owned utilities, including Dominion Virginia Power, developed 3,200 MW of Virginia's offshore wind potential they could help create from 9,700 to 11,600 career-length jobs over the next two decades.[4] A study by Virginia's electric grid operator PJM found that developing 15,000 MW of wind in the region would reduce carbon pollution by 35 million tons and reduce wholesale energy market prices up to $4.74 billion annually, providing massive savings for customers.[5]

Unfortunately, despite the potential environmental and economic benefits for the Commonwealth, essentially none of Dominion Resources' operation of wind and solar capacity to date has been within Virginia.

RESOLVED: Shareholders request that Dominion Resources publish a report, at reasonable cost and omitting proprietary information, by February, 2013 assessing the economic and environmental benefits for the Commonwealth of Virginia of the company developing electrical generation equivalent to 15% of Dominion Virginia Power's sales from wind and solar power facilities within the Commonwealth of Virginia and coastal waters by 2025.

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[1] http://www.dsireusa.org/incentives/incentive.cfm?Incentive_Code=VA10R&re=1&ee=1

[2] http://www.scc.virginia.gov/eaf/renew/dvp_rpsver.pdf

[3] http://www.nrdc.org/energy/forestsnotfuel/files/forests-not-fuel.pdf

[4] http://www.vcerc.org/VCERC_Final_Report_Offshore_Wind_Studies_Full_Report_new.pdf

[5] http://pjm.com/~/media/documents/reports/20090127-carbon-emissions-whitepaper.ashx

FISMA & OMB Memorandum M-07-16

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219